EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year ended December 31					,
(in millions)	2007	2006	2005	2004	2003

Earnings including interest on deposits (1):
Income before income tax expense and effect of change in accounting principle	$11,627	$12,650	$11,548	$10,769	$9,477
Fixed charges	14,428	12,498	7,656	4,017	3,606

	$26,055	$25,148	$19,204	$14,786	$13,083

Preferred dividend requirement	$—	$—	$—	$—	$3
Ratio of income before income tax expense and effect of change in accounting principle to net income before effect of change in accounting principle	1.44	1.50	1.51	1.54	1.53

Preferred dividends (2)	$—	$—	$—	$—	$5

Fixed charges (1):
Interest expense	14,203	12,288	7,458	3,817	3,411
Estimated interest component of net rental expense	225	210	198	200	195

	14,428	12,498	7,656	4,017	3,606

Fixed charges and preferred dividends	$14,428	$12,498	$7,656	$4,017	$3,611

Ratio of earnings to fixed charges and preferred dividends (3)	1.81	2.01	2.51	3.68	3.62

Earnings excluding interest on deposits:
Income before income tax expense and effect of change in accounting principle	$11,627	$12,650	$11,548	$10,769	$9,477
Fixed charges	6,276	5,324	3,808	2,190	1,993

	$17,903	$17,974	$15,356	$12,959	$11,470

Preferred dividends (2)	$—	$—	$—	$—	$5

Fixed charges:
Interest expense	14,203	12,288	7,458	3,817	3,411
Less interest on deposits	8,152	7,174	3,848	1,827	1,613
Estimated interest component of net rental expense	225	210	198	200	195

	6,276	5,324	3,808	2,190	1,993

Fixed charges and preferred dividends	$6,276	$5,324	$3,808	$2,190	$1,998

Ratio of earnings to fixed charges and preferred dividends (3)	2.85	3.38	4.03	5.92	5.74

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.